November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, NE
Washington, DC 20549

Attention: Daniel Crawford and Alan Campbell

Re:	Estrella Immunopharma, Inc. Registration Statement on Form S-1 Filed October 11, 2023 File No. 333-274931

Dear Mr. Crawford and Mr. Campbell:

Estrella Immunopharma, Inc. (the “Company”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated October 23 2023, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed via EDGAR on October 11, 2023. The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) to address the Staff’s comments and to update certain information in the Registration Statement.

For your convenience, we have set forth below the comments in the Staff’s letter in bold and followed each comment with the Company’s response.

Cover Page

1.	Please disclose the likelihood that warrant holders will not exercise their warrants because they are out of the money. Provide similar disclosure in the MD&A section and disclose that cash proceeds associated with the exercise of the warrants are dependent on the stock price.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages 87-88 of the MD&A section of Amendment No. 1 to disclose the likelihood that warrant holders will not exercise their warrants because they are out of the money and that cash proceeds associated with the exercise of the warrants are dependent on the stock price.

2.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to highlight the significant negative impact sales of shares being registered on this registration statement could have on the public trading price of the Company’s common stock.

3.	Please revise your cover page to identify White Lion as an underwriter. Refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of Amendment No. 1 to identify White Lion as an underwriter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Estrella Operating, page 83

4.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised pages 86-88 of Amendment No. 1 to address changes in the Company’s liquidity position since the Business Combination and the effect of this offering on the Company’s ability to raise additional capital.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the discussion on page 87 of Amendment No. 1 to reflect the fact that this offering involves the potential sale of a substantial portion of shares and to discuss how such sales could impact the market price of the Company’s common stock.

General

6.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Your risk factor on page 12 should be updated to reflect payments made to Eureka;

●	You state on page 87 that it is “uncertain that whether the company would be able to meet the merger closing condition requirement.” This statement should be updated as it should be certain whether the company met the merger closing condition requirement at this time;

●	Your liquidity discussion on pages 86-87 should reflect that the Business Combination has been consummated and disclose the net proceeds received from the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures throughout to address the areas that needed updating or that presented inconsistencies, including on pages 12 and 86-88 of Amendment No. 1.

7.	Include an additional risk factor highlighting the negative pressure potential sales of shares issued in the deSPAC transaction and registered pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors who acquired shares pursuant to the closing of the Business Combination could have an incentive to sell before public investors because they could still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has included an additional risk factor on pages 8-9 of Amendment No. 1 addressing the Staff’s comment.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the Company’s counsel, Michael Blankenship of Winston & Strawn LLP, at 713-651-2678.

Sincerely,

/s/ Cheng Liu
Name:	Cheng Liu
Title:	Chief Executive Officer

cc:	Peter Xu, Chief Financial Officer, Estrella Immunopharma, Inc. Michael J. Blankenship, Winston & Strawn LLP

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